EXHIBIT 99.38
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                                 [LOGO - VIKING]


PRESS RELEASE
FOR IMMEDIATE RELEASE
DECEMBER 14, 2003

VIKING ENERGY ROYALTY TRUST MANAGEMENT CHANGES
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CALGARY, DECEMBER 14, 2003 -Viking Energy Royalty Trust (VKR.UN) ("Viking")
announced today that Wayne King, has resigned as Executive Vice-President and CFO, effective immediately.

Mr. King has been with Viking since its inception and has contributed significantly to the Trust's growth and success. "I want to thank Wayne for his guidance, skill and professionalism over the past seven years," said A. Kirk Purdy, President and CEO of the Trust. During Mr. King's tenure, the Viking team has:

     o Announced distributions totaling $9.24 per unit or $350 million to Unitholders

     o   Increased its production from 4,000 BOE/d to over 18,000 BOE/d

     o   Completed nine financings

     o   Completed over 20 corporate and property acquisitions

     o   Internalized the Trust's management

Said Mr. King, "Viking has reached a size and maturity of which we can all be proud. Our most satisfying accomplishment is the building of an exceptional team of highly skilled professionals who will, I am sure, provide strong leadership to the Trust in the future. I wish the Trust and that team every success."

The Trust will begin an immediate search for a new senior financial officer. In the interim, the function will be jointly filled by Mark Merstorf, VP, Administration and Controller, and Danielle Gallant, Manager of Financial Reporting, both of whom have been with the Trust for several years.

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 96,697,746 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amount of 10.5-per-cent convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

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For further information contact:

A. Kirk Purdy
President and CEO

Viking Energy Royalty Trust
Suite 400, 330-5th Avenue S.W.
Calgary, Alberta, T2P 0L4
Ph: (403) 268-3175
Toll Free: 1-877-292-2527
Email: vikingin@viking-roy.com
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     To find out more about Viking Energy Royalty Trust visit our website at
                              www.vikingenergy.com